PRESS RELEASE

    COLONIAL TRUST COMPANY ANNOUNCES STOCKHOLDER APPROVAL OF SALE OF ALL OR
                    SUBSTANTIALLY ALL ASSETS AND LIQUIDATION

PHOENIX, AZ (August 10, 2004) - Colonial Trust Company ("Colonial" or the "Company") announced today that at a Special Meeting of Stockholders held on August 9, 2004, its stockholders approved the sale of the assets relating to its Corporate Trust business, the sale of the assets relating to its Wealth Management business, and a Plan of Liquidation and Dissolution, which contemplates a one-for-35,032 reverse stock split for purposes of making liquidating distributions to its shareholders. The Company expects that the asset sales will become effective on or before, and the reverse stock split will become effective on or before September 30, 2004. This series of transactions is expected to reduce the number of stockholders below the level at which the Company would be required to continue to file reports with the SEC.

Under the Plan of Liquidation and Dissolution, stockholders otherwise entitled to receive less than one share in the reverse stock split will instead receive, in multiple distributions over the course of the Company's liquidation and dissolution, liquidating distributions of cash equal to the Company's net proceeds received from the sale of all of the Company's property and assets, which distributions are anticipated to total between $4.37 and $5.16 per share in the aggregate. Shortly after the effective date of the asset sales, the Company will make an initial liquidating distribution to stockholders.

Colonial is a nondepository  trust company that operates two business  segments:
Corporate Trust and Wealth Management. The Corporate Trust business provides services including serving as trustee for individual retirement accounts ("IRA's"), as trustee for bond offerings of churches and other non-profit organizations, and as trustee and paying agent on bond programs of churches and other non-profit organizations. From time to time, Colonial serves as trustee and/or paying agent on bond programs of for-profit organizations. Through its Wealth Management business, the Company provides traditional investment management, administration and custodial services for customers with trust assets, and also serves as trustee or custodian for IRA's. Following the completion of the sale of the Company's Corporate Trust business, such Corporate Trust business will be operated as a branch of Happy State Bank, a subsidiary of Happy Bancshares, Inc., a registered bank holding company located in Happy, Texas from the Company's former corporate headquarters located at 5336 N. 19th Avenue, Phoenix, Arizona. Following the completion of the sale of the Company's Personal Trust business, such Personal Trust business will be operated as part of Arizona Bank & Trust, a subsidiary of Heartland Financial USA, Inc. of Dubuque, Iowa, from Arizona Bank & Trust's offices located at 2036 East Camelback Road, Phoenix, Arizona.

This press release may contain forward-looking information within the meaning of
Section 27A of the Securities Act of 1933 or Section 21E of the Securities and Exchange Act of 1934 and is subject to the safe harbor created by these sections. Colonial assumes no obligation to update the information contained in this press release. Such forward-looking information is subject to changes and contingencies that are not reasonably predictable and that could significantly affect future results. Accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of Colonial.

Contact: Colonial Trust Company, 5336 N. 19th Avenue, Phoenix, Arizona 85015